Exhibit 99.5

AMENDMENT No. 1
to
STOCK PURCHASE AGREEMENT

THIS AMENDMENT No. 1 to STOCK PURCHASE AGREEMENT (the “Amendment”) is entered into as of August 21, 2007 by and between Trico Marine Services, Inc., a Delaware corporation (the “Company”), and Kistefos AS, a Norwegian aksjeselskap (stock company) (“Seller”). Capitalized terms not defined in this Amendment have the meaning set forth in that certain Stock Purchase Agreement entered into as of August 9, 2007 by and between the Company and Seller (the “Original Agreement”).

RECITALS

A.            The Company and the Seller have entered into the Original Agreement relating to the Repurchase Program.

B.            The Company and the Seller wish to amend the Original Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants of the parties hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

AMENDMENT

1.1           Amendment.   Section 1.4 of the Original Agreement is hereby deleted in its entirety and replaced with the following:

“1.4                 Settlement of Purchase.   Prior to 4:00 p.m. New York City time on the third business day following each Trade Date (each, a “Settlement Date”), (i) Seller shall direct Lazard Frères & Co. LLC (“Custodian”) to credit the Company’s account with the Shares through delivery by electronic book-entry at the Depository Trust Company and (ii) the Company shall remit by wire transfer the amount of funds equal to the Purchase Price for the Shares being purchased to the following account:

To:	JP Morgan Chase
ABA #:	021000021
Account #:	140080102
A/C Name:	Lazard Capital Markets LLC
Ref:	Trico Marine Buy-Back

Custodian shall hold all such Shares and funds in escrow until the delivery of both and shall settle such purchase at 4:00 p.m. New York City time on the Settlement

Date, with the Purchase Price being credited to the following account of Seller, or such other account as Seller shall advise the Company by notice in writing:

Account #: 6006.04.41521
IBAN: NO7560060441521
Swift: NDEANOKK

Upon delivery, such Shares shall be free and clear of any Liens (as defined below).  Seller acknowledges that, following delivery of the Purchase Price, Seller shall have no further rights whatsoever with respect to the Shares other than as set forth in the final sentence of Section 1.2.”

ARTICLE II
MISCELLANEOUS

2.1           No Other Changes.   Except as provided in Section 1.1 hereof, the Original Agreement is unchanged and in full force and effect.

2.2           Governing Law.   This Amendment  shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

2.3           Entire Agreement.   This Amendment, together with the Original Agreement, sets forth all of the promises, covenants, agreements, conditions and undertakings between the parties with respect to the subject matter of the Original Agreement, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written.

2.4.          Counterparts.   This Amendment may be executed and delivered (including by facsimile transmission or electronic mail) in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute one instrument.

The parties hereto have executed this Amendment as of the date first set forth above.

SELLER:

KISTEFOS AS

/s/ Åge Korsvold
Name: Åge Korsvold
Title: Managing Director

COMPANY:

TRICO MARINE SERVICES, INC.

/s/ Joseph S. Compofelice
Name: Joseph S. Compofelice
Title: Chairman and CEO